ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated May 11, 2011 to the Contract Prospectus and Contract Prospectus Summary, each dated April 29, 2011

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

Effective April 30, 2011, the name of the Aston/Optimum Mid Cap Fund was changed to Aston/Fairpointe Mid Cap Fund and Fairpointe Capital LLC replaced Optimum Investment Advisors, LLC as subadviser. Accordingly, all references to Aston/Optimum Mid Cap Fund in the Contract Prospectus and Contract Prospectus Summary are hereby changed to the Aston/Fairepointe Mid Cap Fund, and references to the fund's subadviser are changed from Optimum Investment Advisors, LLC to Fairpointe Capital LLC.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. ***Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***